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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CanArgo Energy Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
137225108
(CUSIP Number)
June 28, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	137225108	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Persistency

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands, B. W. I.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,901,400

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		18,901,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,901,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	137225108	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Persistency Private Equity Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Gibraltar

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	137225108	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Chasm Lake Management Services, LLC d/b/a Persistency Capital

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,401,400

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		19,401,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,401,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	137225108	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Andrew Morris

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Kingdom

	5	SOLE VOTING POWER:

NUMBER OF		32,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,401,400

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		32,500

WITH:	8	SHARED DISPOSITIVE POWER:

		19,401,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,433,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	137225108	Page	6	of	10

Item 1(a).	Name of Issuer:
CanArgo Energy Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices: PO Box 291 St Peter Port Guernsey, C.I. XOGV13RR

Item 2(a).	Name of Persons Filing: Persistency Persistency Private Equity Limited Chasm Lake Management Services, LLC d/b/a Persistency Capital Andrew Morris

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Persistency
PO Box 309
George Town
Cayman Islands
British West Indies

Persistency Private Equity Limited
57/63 Line Wall Road
Gibraltar

Persistency Capital
850 7th Avenue, Suite 701
New York, New York 10019

Andrew Morris
c/o Persistency Capital
850 7th Avenue, Suite 701
New York, New York 10019

Item 2(c).	Citizenship:

Persistency — George Town, Cayman Islands B.W.I.

Persistency Private Equity Limited — Gibraltar

Chasm Lake Management Services, LLC, d/b/a Persistency Capital — Delaware

Andrew Morris — United Kingdom

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 137225108

CUSIP No.	137225108	Page	7	of	10

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
A) Amount beneficially owned:

Persistency — 18,901,400 shares
Persistency Private Equity Limited — 500,000 shares
Chasm Lake Management Services, LLC d/b/a Persistency Capital — 19,401,400 shares
Andrew Morris — 19,433,900 shares

B) Percent of class:

Persistency — 8.1%
Persistency Private Equity Limited — 0.2%
Chasm Lake Management Services, LLC d/b/a Persistency Capital — 8.3%
Andrew Morris — 8.3%

C) Number of shares as to which the person has:

Persistency

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 18,901,400
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 18,901,400

Persistency Private Equity Limited

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 500,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 500,000

Chasm Lake Management Services, LLC d/b/a Persistency Capital

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 19,401,400
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 19,401,400

Andrew Morris

(i) Sole power to vote or to direct the vote: 32,500

CUSIP No.	137225108	Page	8	of	10

(ii) Shared power to vote or to direct the vote: 19,401,400 (iii) Sole power to dispose or to direct the disposition of: 32,500 (iv) Shared power to dispose or to direct the disposition of: 19,401,400

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

CUSIP No.	137225108	Page	9	of	10
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. I hereby agree that this statement shall be filed jointly on behalf of each of the undersigned pursuant to the Joint Filing Agreement attached hereto as Exhibit 1.
Dated: July 7, 2006

Persistency
By:	/s/ Andrew J. Morris
	Name:	Andrew J. Morris
	Title:	Director

Persistency Private Equity Limited
By:	/s/ Andrew J. Morris
	Name:	Andrew J. Morris
	Title:	Authorized Signatory

Chasm Lake Management Services LLC d/b/a Persistency Capital
By:	/s/ Andrew J. Morris
	Name:	Andrew J. Morris
	Title:	Managing Director

Andrew Morris
By:	/s/ Andrew J. Morris
Andrew J. Morris

CUSIP No.	137225108	Page	10	of	10

EXHIBIT 1
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to file a joint statement containing the information required by Schedule 13G with respect to the beneficial ownership by each of the undersigned of shares of Common Stock of CanArgo Energy Corp.
     This agreement may be executed in any number of counterparts, each of which shall be deemed an original.
     EXECUTED this 7th day of July, 2006.

Persistency
By:	/s/ Andrew J. Morris
	Name:	Andrew J. Morris
	Title:	Director

Persistency Private Equity Limited
By:	/s/ Andrew J. Morris
	Name:	Andrew J. Morris
	Title:	Authorized Signatory

Chasm Lake Management Services LLC d/b/a Persistency Capital
By:	/s/ Andrew J. Morris
	Name:	Andrew J. Morris
	Title:	Managing Director

Andrew Morris
By:	/s/ Andrew J. Morris
Andrew J. Morris